May 5, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novogen Limited Form 20-F/A for the fiscal year ended June 30, 2008 File No. 000-29962
Ladies and Gentlemen:
     The following is the response of Novogen Limited (the “Company”) to the comment set forth in the letter, dated April 23, 2009 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2008 (File No. 000-29962).
     Set forth below is the Staff’s comment in italics followed by the Company’s response.
Item 4. Information on the Company, page 15
Business Overview, page 15
Licensing Arrangements, page 24
1. We note that in your response to comment 1 of our comment letter dated February 24, 2009, you have requested to include your proposed disclosure regarding the Patent License Agreement with Archer Daniels Midland Company in your Annual Report on Form 20-F for the fiscal year ending June 30, 2009 rather than amend your Form 20-F for the fiscal year ended June 30, 2008. We have reviewed your proposed disclosure in connection with the application for confidential treatment of certain portions of the agreement and the related amendment which you submitted on March 23, 2009. It appears that the annual minimum payments you receive under this agreement are material to the company. Accordingly, please revise your proposed disclosure to include the guaranteed annual minimum payments set forth in Article 3.01(b)(vii) through Article 3.01(b)(xiii) of the Amendment to the Patent License Agreement. Please also include a general description of the schedule of royalty payments that clearly discloses that the amount of royalties owed will adjust as a percentage of sales of related products as the amount of such sales increase. Your disclosure should give investors a general idea of how this adjustment works.
Response: The following reflects the revised disclosure requested by Comment 1. The Company respectfully requests that it be permitted to include the following disclosure in its Annual Report on Form 20-F for the fiscal year ended June 30, 2009 rather than amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 to include such disclosure.
     In 1997, the Company granted an exclusive royalty-bearing license, with the right to grant sublicenses, to Protein Technologies International, then a subsidiary of Ralston Purina Company (“PTI”), covering three of the Company’s patent applications (and U.S. patents arising from such applications) for the development and commercialization of prescription and non-prescription drug products and dietary health supplements in which the biologically active component is derived from soy and consists of at least one isoflavone covered by one of the licensed patent applications (or U.S. patents arising from such applications). The geographical territory of the license is worldwide, with the exception of Australia and New Zealand. In 1997, Dupont acquired PTI and PTI subsequently changed its name to Solae LLC (“Solae”) in connection with a joint venture that it entered into with Bunge Ltd. In 2004, the parties amended the license to revise the schedule of minimum annual payments and to provide for payment to be made by Solae to the Company in the event that Solae sells its isoflavone drug program. The license was transferred to Archer Daniels Midland Company (“ADM”) in 2005. U.S. patents have been issued for all three patent applications.
     Under the terms of the transfer, ADM assumed the rights and obligations formerly held by Solae, including the obligation to make minimum annual payments and royalty payments to the Company. Notwithstanding the transfer of the license agreement, Solae remains obligated to make payment to the Company in the event that Solae sells its isoflavone drug program. The license agreement will terminate upon the expiration or invalidation of the last of the patent applications and/or patent rights that it covers.
     The Company received minimum annual payments from ADM of U.S. $1,250,000 and U.S. $1,320,000 in the fiscal years 2007 and 2008, respectively. ADM is also required to make the following future minimum annual payments to the Company:
(i)	U.S. $1,430,000 due by December 31, 2009;

(ii)	U.S. $1,540,000 due by December 31, 2010;

(iii)	U.S. $1,670,000 due by December 31, 2011; and

(iv)	U.S. $2,000,000 by December 31, 2012 and annually thereafter for so long as the agreement effect.
     The annual royalties payable under the terms of the agreement are computed at various percentages of ADM’s cumulative net sales of prescription and non-prescription drug products and dietary health supplements covered by the licensed patents. ADM must pay the Company a certain percentage of its cumulative net sales of the covered products as annual royalties until the cumulative net sales reach a certain dollar amount. Thereafter, as the cumulative net sales increase to certain specified dollar amount tiers, the percentage payable as royalties decreases with each tier. In connection with agreement, the Company received royalty payments from ADM of A$1.4 million and A$1.7 million in fiscal years 2008 and 2007, respectively.
***
     In response to the Staff’s Comment Letter, the Company has filed an Amended Application for Confidential Treatment with respect to certain portions of the (i) Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. (the “Novogen Group”) and Protein Technologies International Inc. and (ii) Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.) (the “Amendment”).
     In connection with the Company’s Amended Application for Confidential Treatment, the Company filed Amendment No. 2 to its Annual Report on Form 20-F/A for the fiscal year ended June 30, 2008 on May 5, 2009. The purpose of Amendment No. 2 is to replace the version of the Amendment previously filed as Exhibit 4.11 to Amendment No. 1 with a new version in which certain of the information previously redacted (specifically, certain of the minimum annual payments set forth in Article 3.01(b)(vii) through Article 3.01(b)(xiii)) is now included at the request of the Commission.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely NOVOGEN LIMITED
By:	/s/ David Seaton
	Name:	David Seaton
	Title:	Chief Financial Officer